UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated March 4, 2015 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: March 4, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	March 4, 2015

Result of Postal Ballot

Mumbai, March 4, 2015: This is with further reference to the Notice of the Postal Ballot dated January 27, 2015 alongwith the Explanatory Statement and specimen copy of the Postal Ballot Form (separate for Ordinary & ‘A’ Ordinary Shares) for seeking the consent of the Shareholders by Ordinary Resolution vide a Postal Ballot for Issuance of ordinary shares and ‘A’ ordinary shares through a Rights Issue.

The said Resolution set out in the Notice of the Postal Ballot dated January 27, 2015 require the vote cast in favour of Resolution to exceed the votes cast against the Resolution in order to pass the Resolution.

We are attaching the Voting Result of the said ballot and would like to inform you that the above Ordinary Resolution was passed by the Shareholders with the requisite majority.

TATA MOTORS LIMITED

Approval for issue of Ordinary and “A” Ordinary Shares through a Right Issue

Details for reporting as per Clause 35A of listing agreement based on result of Poll
Resolution No 1
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)] *100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00

2	Public - Institutional holders	1301806431	924201756	645668015	69.86	593363442	52304573	91.90	8.10

3	Public-Others	974838844	920903995	621289829	67.47	540454173	80835656	86.99	13.01

	Grand Totals	3218680067	2784909814	2206761907	79.24	2073621678	133140229	93.97	6.03

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.